PUBLIC

12012228

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2012
Washington, DC
123

SEC FILE NUMBER
8- 47862

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ramat Securities, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

23811 Chagrin Boulevard, Suite 200
(No. and Street)

Beachwood	Ohio	44122
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Zlatin — 216-595-0987
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cohen Fund Audit Services, Ltd.
(Name – *if individual, state last, first, middle name*)

800 Westpoint Parkway, Suite 1100	Westlake	Ohio	44145
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, David Zlatin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ramat Securities, Ltd., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Operating Officer

Title

Notary Public

MICHEAL K. JONES
Notary Public, State of Ohio, Cuy. Cty.
My comm[illegible] expires June 12, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PUBLIC

focused.
experienced.
responsive.

RAMAT SECURITIES, LTD.

INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2011

Cohen

RAMAT SECURITIES, LTD.

DECEMBER 31, 2011

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT 2

STATEMENT OF FINANCIAL CONDITION
December 31, 2011 3

NOTES TO THE FINANCIAL STATEMENT .... 4 - 9

Cohen

Cohen Fund Audit Services, Ltd.
800 Westpoint Pkwy., Suite 1100
Westlake, OH 44145-1524

440.835.8500
440.835.1093 *fax*

www.cohenfund.com

MEMBERS
RAMAT SECURITIES, LTD.

Independent Auditors' Report

We have audited the accompanying statement of financial condition of Ramat Securities, Ltd. (the Company), as of December 31, 2011. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Ramat Securities, Ltd. as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Cohen Fund Audit Services

February 23, 2012
Westlake, Ohio

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

ASSETS

Cash and cash equivalents	$ 14,235
Interest and dividends receivable	238,897
Receivable from clearing firm	1,004,243
Marketable securities owned, at fair value	13,888,653
Subscription receivable	666,666
Furniture and equipment – At cost – Less accumulated depreciation of $29,104	1,521
	$ 15,814,215

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Payable to clearing broker	$ 4,811,194
Options written, at fair value	659,735
Subordinated interest payable	924,605
Subordinated borrowings	3,600,000
	9,995,534
COMMITMENT	
MEMBERS' EQUITY	5,818,681
	$ 15,814,215

The accompanying notes are an integral part of this statement.

NOTES TO THE FINANCIAL STATEMENT

1. ORGANIZATION

Ramat Securities, Ltd. (the Company) was formed as a limited liability company under the laws of the State of Ohio on November 22, 1994. The Company shall continue for thirty (30) years unless sooner terminated in accordance with its operating agreement. The Company is registered with the Securities and Exchange Commission (SEC) and in the states of Ohio, Arizona, Connecticut, Florida, Illinois, New Jersey, New York and Pennsylvania and is a member of the Financial Industry Regulatory Authority (FINRA) and the NASDAQ, as a broker-dealer. The Company is involved in the trading of fixed income securities, equity securities, and options.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a broker or dealer in the following activities: dealer to dealer trading, put and call broker or dealer, option writing, non-exchange member arranging for transactions in listed securities by exchange members, and trading securities for its own account.

Cash and Cash Equivalents

At times during the year, the Company may maintain cash accounts with financial institutions in excess of the Federal Deposit Insurance Corporation insurance limits. The Company considers financial instruments with a maturity of less than 90 days to be cash equivalents.

Marketable Securities Owned

Securities and commodities transactions are recorded on a trade-date basis as securities transactions occur. Marketable securities are valued at quoted market prices.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Depreciation

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over five to seven years.

NOTES TO THE FINANCIAL STATEMENT

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company has elected to be treated as a partnership as defined by the Internal Revenue Code. As a result, there is no provision for income taxes in the accompanying financial statements. The members of the Company are to include their respective share of profits and losses of the Company in their individual and corporate tax returns.

The Company recognizes and discloses uncertain tax positions in accordance with accounting principles generally accepted in the United States of America (GAAP). As of, and during the year ended December 31, 2011, the Company did not have a liability for unrecognized tax benefits. The Company is no longer subject to examination by federal and state taxing authorities prior to 2008.

Accounting Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. ASSETS MEASURED AT FAIR VALUE ON A RECURRING BASIS

In accordance with GAAP, the Company discloses the fair value of its investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.

The various inputs that may be used to determine the fair value of the Company's assets are summarized in three broad levels:

Level 1 Quoted prices in active markets for identical securities
Level 2 Other significant observable inputs (including quoted prices for similar securities, interest rates, credit risk, etc.)
Level 3 Significant unobservable inputs (including the Company's own assumptions used to determine value)

Generally, the Company utilizes quoted market prices and other relevant information generated by market transactions to measure fair value when available. The fair value of corporate bonds is estimated by a pricing service based on recent transactions, bond spreads and other observable data. Common and preferred stocks and warrants are valued at the last reported sales prices from a national securities exchange on the day of valuation. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques. In certain cases, the Company may be required to make judgments about assumptions that market participants would use in estimating the fair value of financial instruments (Level 3 valuations).

NOTES TO THE FINANCIAL STATEMENT

3. ASSETS MEASURED AT FAIR VALUE ON A RECURRING BASIS (Continued)

Assets measured at fair value are comprised of the following at December 31, 2011:

Description - Assets	Level 1	Level 2	Level 3
Common stocks			
Investment companies	$ 3,718,196		
Financial institutions	2,158,808		
Real estate	1,542,605		
Mortgage insurance	1,530,788		
Insurance companies	255,444		
Technology	92,155		
Brokerage	89,995		
Manufacturing	69,775		
Media	48,372		
Pharmaceuticals	45,384		
Other	322,213		
Total common stocks	9,873,735		
Preferred stocks			
Financial institutions	1,708,614		
Other	63,089		
Total preferred stocks	1,771,703		
Warrants held			
Financial institutions	80,240		
Options held			
Financial institutions	37,550		
Airlines	29,400		
Other	30,400		
Total options held	97,350		
Corporate bonds			
Real estate		$ 2,065,625	
	$ 11,823,028	$ 2,065,625	$ -

Description - Liabilities	Level 1	Level 2	Level 3
Options written			
Financial institutions	$ (404,624)		
Insurance companies	(125,500)		
Other	(129,611)		
	$ (659,735)	$ -	$ -

At January 1, 2011 and December 31, 2011, the Company held Level 3 securities having a fair value of $0. There were no transfers between levels during 2011.

NOTES TO THE FINANCIAL STATEMENT

4. FINANCIAL INSTRUMENTS

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values for exchange-traded derivatives, principally options, are based on quoted market prices.

Derivatives used for economic hedging purposes include purchased options. The Company does not apply hedge accounting as defined in GAAP as all financial instruments are recorded at fair value with changes in fair values reflected in earnings.

Premiums and unrealized gains and losses for written and purchased option contracts are recognized gross in the statement of financial condition.

Fair values of derivative instruments as of December 31, 2011:

Derivatives not Designated as Hedging Instruments	Statement of Financial Condition location	Asset Derivatives	Liability Derivatives
Call options purchased	Securities owned, at fair value	$ 68,350	
Put options purchased	Securities owned, at fair value	29,000	
Call options written	Options written, at fair value		$ 110
Put options written	Options written, at fair value		659,625
Total derivatives not designated as hedging instruments		$ 97,350	$659,735

As of December 31, 2011, the gross number of contracts of derivative financial instrument is as follows:

	Number of Contracts
Call options purchased	2,070
Put options purchased	100
Call options written	110
Put options written	3,470
	5,750

The fair values of derivative financial instruments included in securities owned and options written as of December 31, 2011, and the average quarterly fair value of the instruments for the year ended December 31, 2011, are as follows:

	Fair Value at Year End		Average Fair Values	
Type	Assets Derivatives	Liability Derivatives	Asset Derivatives	Liability Derivatives
Options purchased	$97,350		$ 350,535	
Options written		$659,735		$478,041
Total	$97,350	$659,735	$ 350,535	$478,041

NOTES TO THE FINANCIAL STATEMENT

5. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company enters into various transactions involving derivatives and other off-balance-sheet financial instruments. These financial instruments include exchange-traded options. These derivative financial instruments are used to conduct trading activities and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

As a writer of options, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. The credit risk for options is limited to the unrealized fair valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest rates.

6. PAYABLE TO CLEARING BROKER

The payable to clearing broker is for the Company's transactions. The payable as well as options written are collateralized by all securities owned by the Company.

7. SUBORDINATED BORROWINGS AND SUBORDINATED INTEREST

At December 31, 2011, subordinated borrowings consisted of six subordinated notes payable to a member of the Company with a combined principal balance of $3,600,000. The subordinated notes bear interest at rates ranging from 5% to 6.25% per annum. The accrued interest and principal on the subordinated notes mature in 2014 and 2015.

At December 31, 2011, subordinated interest payable of $924,605 consisted of the current and prior year's interest payable on subordinated borrowings of $217,250 and $707,355, respectively. The Company intends to have all additional interest accrued on the subordinated borrowings to be subordinated until the maturity dates of the subordinated notes.

At December 31, 2011, future maturities of the subordinated notes and interest are as follows:

	Subordinated Notes	Subordinated Interest
2014	$ 3,000,000	$ 836,235
2015	600,000	88,370
	$ 3,600,000	$ 924,605

The subordinated borrowings and interest are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they cannot be repaid.

NOTES TO THE FINANCIAL STATEMENT

8. NET CAPITAL REQUIREMENTS OF RULE 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $100,000 or 6⅔% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At December 31, 2011, the Company had net capital of $5,759,314, which was $5,659,314 in excess of its required net capital of $100,000.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At December 31, 2011, the ratio was .11 to 1.

9. COMMITMENT

Leases

The Company leases the property used for its business location through June 30, 2013, for $2,579 per month. The lease contains three one year extensions at similar terms. The lease is guaranteed by one of the members of the Company. Minimum annual rental payments for this lease at December 31, 2011, are as follows:

2012	$ 30,948
2013	15,474
	$ 46,422

10. EXEMPTION FROM RULE 15c3-3

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is, therefore, exempt from the requirements of Rule 15c3-3.